L'ORÉAL

News release

NEWS RELEASE

Clichy, Thursday, April 29th 2004 – 4 p.m.

Shareholders' General Meetings:

- **Absorption of Gesparal by L'Oréal.**
- **Abolition of double voting rights.**
- **Re-election of Mr Rainer E. GUT and election of Mr Bernard KASRIEL to the Board of Directors.**
- **Dividend: 0.73 euro (+14.1%) to be paid on May 14th.**

L'Oréal held its Extraordinary and Ordinary General Meetings on Thursday, April 29th 2004 at the Carrousel du Louvre (Paris), under the chairmanship of Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer.

The Extraordinary General Meeting approved the abolition of double voting rights, and the merger by absorption of Gesparal by L'Oréal. These resolutions were drawn up following the agreements of February 3rd 2004 between Mrs BETTENCOURT and her family, and the Nestlé group.

In his Message to the Shareholders, the Chairman, Mr. Lindsay OWEN-JONES, said: "By clarifying the shareholding structure and improving corporate governance, the company has moved in the direction of transparency, simplicity and modernity.

This agreement is extremely favourable to all interested parties: the company's employees, its customers and all its shareholders".

The Ordinary General Meeting approved the parent company accounts and the consolidated financial statements for 2003. Earnings per share increased by +13.5%. The shareholders decided to declare a **dividend of 0.73 euro per share** to be **paid on May 14th 2004**. This represents a

L'ORÉAL

News release

The General Meeting also renewed the term of office as director of Mr Rainer E. GUT and appointed Mr Bernard KASRIEL, Chief Executive Officer of the Lafarge group, as a new director.

The companies PricewaterhouseCoopers Audit and Deloitte Touche Tohmatsu Audit were elected as Statutory Auditors.

Finally, the General Meeting renewed the authorisation granted to the Board of Directors for a period of 18 months to buy back the company's own shares up to the legal limit of 10% of the number of shares forming the share capital.

The resolutions proposed to the Extraordinary and Ordinary General Meetings were all adopted by a very large majority.

The next L'Oréal "Letter to Shareholders", available on request and on the Internet, will include a summary of the two General Meetings.

Contacts at L'ORÉAL

Shareholders
and market authorities
Mr François ARCHAMBAULT
☎ : +33.1.47.56.83.45
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call the freephone number 0 800 66 66 66 (from France) or +33.1.58.13.51.36 (from outside France).